PRESS RELEASE	CONTACT:	Joseph Putaturo - Panamá
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR JANUARY 2008

PANAMA, February 12, 2008 - Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for January 2008:

Copa Holdings (Consolidated)	January 2008	January 2007	Change (%)
ASM (mm) (1)	725.7	653.0	11.1%
RPM (mm) (2)	576.8	507.9	13.6%
Load Factor (3)	79.5%	77.8%	1.7 pp
Copa Airlines
ASM (mm) (1)	592.1	504.5	17.4%
RPM (mm) (2)	484.7	416.6	16.4%
Load Factor (3)	81.9%	82.6%	-0.7 pp
Aero Republica
ASM (mm) (1)	133.6	148.5	-10.1%
RPM (mm) (2)	92.1	91.3	0.8%
Load Factor (3)	68.9%	61.5%	7.4 pp
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of January 2008, Copa Holdings’ system-wide passenger traffic (RPM) increased 13.6%, while capacity (ASM) increased 11.1%. System load factor for January 2008 was 79.5%, a 1.7 percentage point increase when compared to January 2007.

Copa Airlines passenger traffic (RPM) for January 2008 increased 16.4%, while capacity (ASM) increased 17.4%. This resulted in a load factor of 81.9%, a 0.7 percentage point decrease when compared to January 2007.

Aero Republica passenger traffic (RPM) for January 2008 increased 0.8%, while capacity (ASM) decreased 10.1%. Aero Republica’s load factor for the month was 68.9%, a 7.4 percentage point increase when compared to January 2007. Capacity reduction came as a result of Aero Republica’s ongoing transition to smaller gauge EMBRAER-190 aircraft.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 126 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin.

CPA-G